As filed with the Securities and Exchange Commission on August 2, 2022

Securities Act File No.: 333-264472

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-2

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Pre-Effective Amendment No.	☐
Post-Effective Amendment No. 1	☒

Blackstone Private Credit Fund

(Exact name of registrant as specified in charter)

345 Park Avenue, 31st Floor

New York, NY

(212) 503-2100

(Address and telephone number, including area code, of principal executive offices)

Marisa J. Beeney, Esq.

Blackstone Credit BDC Advisors LLC

345 Park Avenue, 31st Floor

New York, NY 10154

(Name and address of agent for service)

COPIES TO:

Rajib Chanda

Benjamin C. Wells

Simpson Thacher & Bartlett LLP

900 G Street, N.W.

Washington, DC 20001

Approximate Date of Commencement of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.

☐	Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans.

☒

Check box if any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan.

☐	Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.

☐

Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.

☐

Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act.

It is proposed that this filing will become effective (check appropriate box):

☐	when declared effective pursuant to Section 8(c) of the Securities Act.

If appropriate, check the following box:

☐	This [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].

☐

This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:                 .

☐

This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:                 .

☒

This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: 333-264472

Check each box that appropriately characterizes the Registrant:

☐	Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (“Investment Company Act”)).

☒	Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).

☐	Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).

☐	A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).

☐	Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).

☐	Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 (“Exchange Act”).

☐

If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act.

☐	New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (No. 333-264472) of Blackstone Private Credit Fund (as amended, the “Registration Statement”) is filed pursuant to Rule 462(d) solely to add exhibits not previously filed with respect to such Registration Statement.

No new interests in the Registrant are being registered by this filing. The registration fee was paid in connection with Registrant’s previous filings.

PART C

Other Information

Item 25. Financial Statements And Exhibits

(1) Financial Statements

The following financial statements of Blackstone Private Credit Fund are included in Part A of this Registration Statement.

(2) Exhibits

(a)	Second Amended and Restated Declaration of Trust of the Registrant (incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K, filed on February 23, 2022).

(b)	Amended and Restated Bylaws (incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K, filed on June 29, 2021).

(d)(1)	Form of Subscription Agreement (incorporated by reference to Exhibit (d) to the Registrant’s Registration Statement on Form N-2, filed on September 2, 2021) (and included in this prospectus as Appendix A).

(e)	Distribution Reinvestment Plan, dated October 5, 2020 (incorporated by reference to Exhibit 10.15 to the Registrant’s Annual Report on Form 10-K, filed on March 5, 2021).

(g)	Amended and Restated Investment Advisory Agreement between the Registrant and the Adviser*

(h)(1)	Intermediary Manager Agreement between the Registrant and the Intermediary Manager, dated October 5, 2020 (incorporated by reference to Exhibit 10.2 to the Registrant’s Annual Report on Form 10-K, filed on March 5, 2021).

(h)(2)	Form of Selected Intermediary Agreement (incorporated by reference to Exhibit (h)(2) to the Registrant’s Registration Statement on Form N-2, filed on September 30, 2020).

(h)(3)	Distribution and Shareholder Servicing Plan of the Registrant, dated October 5, 2020 (incorporated by reference to Exhibit 10.4 to the Registrant’s Annual Report on Form 10-K, filed on March 5, 2021).

(j)	Custodian Agreement between the Registrant and State Street Bank and Trust Company, dated October 5, 2020 (incorporated by reference to Exhibit 10.5 to the Registrant’s Annual Report on Form 10-K, filed on March 5, 2021).

(k)(1)	Administration Agreement between the Registrant and the Administrator, dated October 5, 2020 (incorporated by reference to Exhibit 10.6 to the Registrant’s Annual Report on Form 10-K, filed on March 5, 2021).

(k)(2)	Agreement by and among the Registrant, Blackstone Securities Partners L.P., and UMB Bank, N.A., dated October 5, 2020 (incorporated by reference to Exhibit 10.7 to the Registrant’s Annual Report on Form 10-K, filed on March 5, 2021).

(k)(3)	Agency Agreement between the Registrant and DST Systems, Inc., dated October 5, 2020 (incorporated by reference to Exhibit 10.8 to the Registrant’s Annual Report on Form 10-K, filed on March 5, 2021).

(k)(4)	Multi-Class Plan, dated October 5, 2020 (incorporated by reference to Exhibit 10.14 to the Registrant’s Annual Report on Form 10-K, filed on March 5, 2021).

(k)(5)	Expense Support and Conditional Reimbursement Agreement by and between the Registrant and Adviser, dated October 5, 2020 (incorporated by reference to Exhibit 10.9 to the Registrant’s Annual Report on Form 10-K, filed on March 5, 2021).

(k)(6)	Master Note Purchase Agreement, dated as of June 21, 2021, by and among the Registrant and the purchasers signatory thereto (incorporated by reference to Exhibit 4.1 to the Registrant’s Quarterly Report on Form 10-Q, filed on August 16, 2021).

(k)(7)	Indenture, dated June 29, 2021, by and among BCRED BSL CLO 2021-1, Ltd. as issuer, BCRED BSL CLO 2021-1, LLC as co-issuer and U.S. Bank National Association, as trustee (filed as Exhibit 4.2 to the Registrant’s Quarterly Report on Form 10-Q, filed on August 16, 2021).

(k)(8)	Indenture, dated as of September 15, 2021, by and between the Registrant and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K, filed on September 15, 2021).

(k)(9)	First Supplemental Indenture, dated as of September 15, 2021, relating to the 1.750% Notes due 2024, by and between the Registrant and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.2 to the Registrant’s Current Report on Form 8-K, filed on September 15, 2021).

(k)(10)	Second Supplemental Indenture, dated as of September 15, 2021, relating to the 2.625% Notes due 2026, by and between the Registrant and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.4 to the Registrant’s Current Report on Form 8-K, filed on September 15, 2021).

(k)(11)	Third Supplemental Indenture, dated as of November 2, 2021, relating to the 1.750% Notes due 2026, by and between the Registrant and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.2 to the Registrant’s Current Report on Form 8-K, filed on November 2, 2021).

(k)(12)	Fourth Supplemental Indenture, dated as of November 22, 2021, relating to the 2.350% Notes due 2024, by and between the Registrant and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.2 to the Registrant’s Current Report on Form 8-K, filed on November 23, 2021).

(k)(13)	Fifth Supplemental Indenture, dated as of November 22, 2021, relating to the 3.250% Notes due 2027, by and between the Registrant and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.4 to the Registrant’s Current Report on Form 8-K, filed on November 23, 2021).

(k)(14)	Sixth Supplemental Indenture, dated as of January 18, 2022, relating to the 2.700% Notes due 2025, by and between the Registrant and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.2 to the Registrant’s Current Report on Form 8-K, filed on January 20, 2022).

(k)(15)	Seventh Supplemental Indenture, dated as of January 18, 2022, relating to the 4.000% Notes due 2029, by and between the Registrant and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.4 to the Registrant’s Current Report on Form 8-K, filed on January 20, 2022).

(k)(16)	Eighth Supplemental Indenture, dated as of March 24, 2022, relating to the 4.7000% Notes due 2025, by and between the Registrant and U.S. Bank Trust Company, National Association, as successor in interest to U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.2 of the Registrant’s Current Report on Form 8-K, filed on March 28, 2022).

(k)(17)	Ninth Supplemental Indenture, dated as of April 14, 2022, relating to the 4.875% Notes due 2026, by and between the Registrant and U.S. Bank Trust Company, National Association, as successor in interest to U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.2 of the Registrant’s Current Report on Form 8-K, filed on April 20, 2022.

(k)(18)	Form of 1.750% Notes due 2024 (incorporated by reference to Exhibit 4.3 to the Registrant’s Current Report on Form 8-K filed on September 15, 2021).

(k)(19)	Form of 2.625% Notes due 2026 (incorporated by reference to Exhibit 4.5 to the Registrant’s Current Report on Form 8-K filed on September 15, 2021).

(k)(20)	Form of 1.750% Notes due 2026 (incorporated by reference to Exhibit 4.3 to the Registrant’s Current Report on Form 8-K filed on November 2, 2021).

(k)(21)	Form of 2.350% Notes due 2024 (incorporated by reference to Exhibit 4.3 to the Registrant’s Current Report on Form 8-K, filed on November 23, 2021).

(k)(22)	Form of 3.250% Notes due 2027 (incorporated by reference to Exhibit 4.5 to the Registrant’s Current Report on Form 8-K, filed on November 23, 2021).

(k)(23)	Form of 2.700% Notes due 2025 (incorporated by reference to Exhibit 4.3 to the Registrant’s Current Report on Form 8-K, filed on January 20, 2022).

(k)(24)	Form of 4.000% Notes due 2029 (incorporated by reference to Exhibit 4.5 to the Registrant’s Current Report on Form 8-K, filed on January 20, 2022).

(k)(25)	Form of 4.7000% Notes due 2025 (incorporated by reference to Exhibit 4.3 to the Registrant’s Current Report on Form 8-K, filed on March 28, 2022).

(k)(26)	Form of 4.875% Notes due 2026 (incorporated by reference to Exhibit 4.3 to the Registrant’s Current Report on Form 8-K, filed on April 20, 2022).

(k)(27)	Registration Rights Agreement, dated as of September 15, 2021, relating to the 2026 Notes, by and among the Registrant and Citigroup Global Markets Inc., Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC and Wells Fargo Securities, LLC, as the representatives of the Initial Purchasers (incorporated by reference to Exhibit 4.7 to the Registrant’s Current Report on Form 8-K filed on September 15, 2021).

(k)(28)	Registration Rights Agreement, dated as of November 22, 2021, relating to the 2024 Notes, by and among the Registrant and Citigroup Global Markets Inc., Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC, MUFG Securities Americas Inc. and Wells Fargo Securities, LLC, as the representatives of the Initial Purchasers (incorporated by reference to Exhibit 4.6 to the Registrant’s Current Report on Form 8-K, filed on November 23, 2021).

(k)(29)	Registration Rights Agreement, dated as of November 22, 2021, relating to the 2027 Notes, by and among the Registrant and Citigroup Global Markets Inc., Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC, MUFG Securities Americas Inc. and Wells Fargo Securities, LLC, as the representatives of the Initial Purchasers (incorporated by reference to Exhibit 4.7 to the Registrant’s Current Report on Form 8-K, filed on November 23, 2021).

(k)(30)	Registration Rights Agreement, dated as of January 18, 2022, relating to the 2025 Notes, by and among the Registrant and Citigroup Global Markets Inc., Goldman Sachs & Co. LLC, SMBC Nikko Securities America, Inc., Truist Securities, Inc. and Wells Fargo Securities, LLC, as the representatives of the Initial Purchasers (incorporated by reference to Exhibit 4.6 to the Registrant’s Current Report on Form 8-K, filed on January 20, 2022).

(k)(31)	Registration Rights Agreement, dated as of January 18, 2022, relating to the 2029 Notes, by and among the Registrant and Citigroup Global Markets Inc., Goldman Sachs & Co. LLC, SMBC Nikko Securities America, Inc., Truist Securities, Inc., and Wells Fargo Securities, LLC, as the representatives of the Initial Purchasers (incorporated by reference to Exhibit 4.7 to the Registrant’s Current Report on Form 8-K, filed on January 20, 2022).

(k)(32)	Registration Rights Agreement, dated as of March 24, 2022, relating to the Notes, by and among the Fund and Citigroup Global Markets Inc., Goldman Sachs & Co. LLC, MUFG Securities Americas, SMBC Nikko Securities America, Inc. and Wells Fargo Securities, LLC, as the representatives of the Initial Purchasers (incorporated by reference to Exhibit 4.4 to the Registrant’s Current Report on Form 8-K, filed on March 28, 2022).

(k)(33)	Securities Purchase Agreement, dated March 5, 2021, by and among the Registrant, Twin Peaks Parent LLC, BCRED Twin Peaks LLC, Teacher Retirement System of Texas and Blackstone Credit BDC Advisors LLC (incorporated by reference to Exhibit 10.3 to the Registrant’s Quarterly Report on Form 10-Q, filed on May 10, 2021).

(k)(34)	Credit and Security Agreement, dated as of January 8, 2021, by and among BCRED Castle Peak Funding LLC, as borrower, the Registrant, as equityholder and collateral manager, and Citibank, N.A., as administrative agent and Wilmington Trust, National Association, as custodian, collateral agent and collateral administrator (incorporated by reference to Exhibit 10.8 to the Registrant’s Quarterly Report on Form 10-Q, filed on May 10, 2021).

(k)(35)	Amendment No. 3, dated as of December 21, 2021, amending and restating the Credit and Security Agreement, dated as of January 8, 2021, by and among BCRED Castle Peak Funding LLC as borrower, the Registrant as equityholder and collateral manager, and Citibank, N.A., as administrative agent and Wilmington Trust, National Associate, as custodian, collateral agent and collateral administrator (incorporated by reference to Exhibit 10.3 to the Registrant’s Annual Report on Form 10-K, filed on March 9, 2022).

(k)(36)	Credit Agreement, dated as of January 28, 2021, by and among BCRED Maroon Peak Funding LLC, the Registrant, Morgan Stanley Bank, N.A., as lender, Morgan Stanley Senior Funding, Inc., as administrative agent and U.S. Bank National Association, as collateral agent (incorporated by reference to Exhibit 10.7 to the Registrant’s Quarterly Report on Form 10-Q, filed on May 10, 2021).

(k)(37)	Second Amendment, dated as of May 27, 2021, amending and restating the Credit Agreement dated as of January 28, 2021, by and among BCRED Maroon Peak Funding LLC, the Registrant, Morgan Stanley Bank, N.A., as lender, Morgan Stanley Senior Funding, Inc., as administrative agent and U.S. Bank National Association, as collateral agent (incorporated by reference to Exhibit 10.4 to the Registrant’s Annual Report on Form 10-K, filed on March 9, 2022).

(k)(38)	Revolving Credit and Security Agreement, dated as of March 15, 2021, by and among BCRED Bard Peak Funding LLC, as borrower, BNP Paribas as administrative agent, Wells Fargo Bank, National Association as collateral agent and the Registrant as servicer and equityholder (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K, filed on March 18, 2021).

(k)(39)	Amendment No 4., dated as of November 18, 2021, amending and restating the Revolving Credit and Security Agreement, dated as of March 15, 2021, by and among BCRED Bard Peak Funding LLC, as borrower BNP Paribas, as administrative agent, Wells Fargo Bank, National Association as collateral agent and the Registrant as servicer and equity holder (incorporated by reference to Exhibit 10.5 to the Registrant’s Annual Report on Form 10-K, filed on March 9, 2022).

(k)(40)	Loan Financing and Servicing Agreement, dated as of October 11, 2018, by and among BCRED Denali Peak Funding LLC (f/k/a GSO Downing Street LLC), Twin Peaks (f/k/a GSO Direct Lending Fund-D LP), as servicer, Deutsche Bank AG, New York Branch, as facility agent, and U.S. Bank National Association as collateral agent and custodian (incorporated by reference to Exhibit 10.4.1 to the Registrant’s Quarterly Report on Form 10-Q, filed on May 10, 2021).

(k)(41)	Third Omnibus Amendment to Transaction Documents, dated as of September 30, 2021, amending and restating the Loan Financing Servicing Agreement, dated as of October 11, 2018, by and among BCRED Denali Peak Funding LLC (f/k/a GSO Downing Street LLC), Twin Peaks (f/k/a GSO Direct Lending Fund-D LP), as servicer, Deutsche Bank AG, New York Branch, as facility agent, and Wilmington Trust, National Association as collateral agent and custodian (incorporated by reference to Exhibit 10.6 to the Registrant’s Annual Report on Form 10-K, filed on March 9, 2022).

(k)(42)	Joinder Agreement, dated as of October 20, 2021, by and among BCRED Denali Peak Funding LLC, as borrower, Deutsche Bank AG, New York Branch, as the facility agent and the financial institution identified therein (incorporated by reference to Exhibit 10.7 to the Registrant’s Annual Report on Form 10-K, filed on March 9, 2022).

(k)(43)	Senior Secured Revolving Credit Facility, dated as of March 3, 2021, by and among BCRED Summit Peak Funding LLC, as borrower, Société Generale as agent and swingline lender, Wilmington Trust, National Association, as collateral agent, custodian and collateral administrator and the Registrant as servicer and equityholder (incorporated by reference to Exhibit 10.6 to the Registrant’s Quarterly Report on Form 10-Q, filed on May 10, 2021).

(k)(44)	Amendment No. 3, dated as of October 29, 2021, amending and restating the Loan and Servicing Agreement, dated as of March 3, 2021, by and among BCRED Summit Peak Funding LLC, as borrower, Société Generale as agent and swingline lender, Wilmington Trust, National Association, as collateral agent, collateral custodian and collateral administrator and the Registrant as servicer and equityholder (incorporated by reference to Exhibit 10.7 to the Registrant’s Quarterly Report on Form 10-Q, filed on November 15, 2021).

(k)(45)	Senior Secured Credit Agreement, dated as of May 18, 2021, by and among the Registrant, Citibank N.A., as administrative agent, and Citibank, N.A. and BofA Securities, Inc. as joint bookrunners and joint lead arrangers (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K, filed on May 25, 2021).

(k)(46)	Incremental Assumption Agreement, dated September 7, 2021, relating to the Senior Secured Credit Agreement dated as of May 18, 2021 among the Registrant, the lenders from time to time party thereto, and Citibank, N.A., as administrative agent and as collateral agent (incorporated by reference to Exhibit 10.5 to the Registrant’s Quarterly Report on Form 10-Q, filed on November 15, 2021).

(k)(47)	Amendment No. 1 dated as of November 5, 2021 to the Senior Secured Credit Agreement dated as of May 18, 2021, by and among the Registrant, each of the Lenders from time to time party thereto and Citibank, N.A., as administrative agent (incorporated by reference to Exhibit 10.6 to the Registrant’s Quarterly Report on Form 10-Q, filed on November 15, 2021).

(k)(48)	Amendment No. 2 dated as of March 7, 2022 to the Senior Secured Credit Agreement dated as of May 18, 2021, by and among the Registrant, each of the Lenders from time to time party thereto and Citibank, N.A., as administrative agent (incorporated by reference to Exhibit 10.8 to the Registrant’s Annual Report on Form 10-K, filed on March 9, 2022).

(l)	Opinion of Richards, Layton & Finger, P.A. (incorporated by reference to Exhibit (l) to the Registrant’s Registration Statement on Form N-2, filed on April 25, 2022).

(n)(1)	Consent of Deloitte & Touche LLP. (incorporated by reference to exhibit (n)(1) to the Registrant’s Registration Statement on Form N-2, filed on April 25, 2022).

(n)(2)	Report of Deloitte & Touche LLP, Independent Registered Accounting Firm, with respect to the “Senior Securities” table. (incorporated by reference to Exhibit (n)(2) to the Registrant’s Registration Statement on Form N-2, filed on April 25, 2022).

(n)(3)	Powers of Attorney. (incorporated by reference to Exhibit (n)(3) to the Registrant’s Registration Statement on Form N-2, filed on April 25, 2022).

(p)	Subscription Agreement for Seed Capital (incorporated by reference to Exhibit (p) to the Registrant’s Registration Statement on Form N-2 (File No. 333-248432), filed on August 26, 2020).

(r)(1)	Code of Ethics of the Registrant*

(r)(2)	Code of Ethics of the Adviser (incorporated by reference to Exhibit (r)(1) to the Registrant’s Registration Statement on Form N-2 (File No. 333-248432), filed on August 26, 2020).

(s)	Calculation of Filing Fee Table (incorporated by reference to Exhibit (s) to the Registrant’s Registration Statement on Form N-2, filed on April 25, 2022).

*	Filed herewith.

Item 26. Marketing Arrangements

The information contained under the heading “Plan of Distribution” in this Registration Statement is incorporated herein by reference.

Item 27. Other Expenses Of Issuance And Distribution

Not applicable.

Item 28. Persons Controlled By Or Under Common Control

The following list sets forth each of our subsidiaries, the state or country under whose laws the subsidiary is organized, and the percentage of voting securities or membership interests owned by us in such subsidiary:

Name	Jurisdiction	Ownership
BCRED BARD PEAK FUNDING LLC	DELAWARE	100%
BCRED BISON PEAK FUNDING LLC	DELAWARE	100%
BCRED BLANCA PEAK FUNDING LLC	DELAWARE	100%
BCRED BUSHNELL PEAK FUNDING LLC	DELAWARE	100%
BCRED CASTLE PEAK FUNDING LLC	DELAWARE	100%
BCRED DENALI PEAK FUNDING LLC	DELAWARE	100%
BCRED GRANITE PEAK FUNDING LLC	DELAWARE	100%
BCRED MAROON PEAK FUNDING LLC	DELAWARE	100%
BCRED MIDDLE PEAK FUNDING LLC	DELAWARE	100%
BCRED SIRIS PEAK FUNDING LLC	DELAWARE	100%
BCRED SUMMIT PEAK FUNDING LLC	DELAWARE	100%
BCRED TWIN PEAKS LLC	DELAWARE	100%
BCRED WISDOM PEAK FUNDING LLC	DELAWARE	100%
BCRED INVESTMENTS LLC	DELAWARE	100%
BCRED BSL CLO 2021-1, LLC	DELAWARE	100%

Item 29. Number Of Holders Of Securities

The following table sets forth the number of record holders of the Registrant’s common shares at March 31, 2022.

Title of Class	Number of Record Holders
Class S	29,140
Class D	5,839
Class I	8,932
Total	43,911

Item 30. Indemnification

The information contained under the heading “Description of our Shares.” “Investment Advisory Agreement and Administration Agreement” and “Plan of Distribution—Indemnification” in this Registration Statement is incorporated herein by reference.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to Trustees, officers and controlling persons of the Registrant pursuant to the provisions described above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a Trustee, officer or controlling person in the successful defense of an action suit or proceeding) is asserted by a Trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is again public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The Registrant obtains and maintains liability insurance for the benefit of its Trustees and officers (other than with respect to claims resulting from the willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office) on a claims-made basis.

Item 31. Business and Other Connections of Adviser

A description of any other business, profession, vocation or employment of a substantial nature in which Blackstone Credit BDC Advisors LLC, and each managing director, director or executive officer of Blackstone Credit BDC Advisors LLC, is or has been, during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set forth in Part A of this Registration Statement in the section entitled “Management.” Additional information regarding Blackstone Credit BDC Advisors LLC and its officers and managing member is set forth in Part A of this Registration Statement, as incorporated herein by reference, and its Form ADV, as filed with the Securities and Exchange Commission (SEC File No. 801-113393).

Item 32. Location of Accounts and Records

All accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940, and the rules thereunder are maintained at the offices of:

(1)	the Registrant;

(2)	the transfer agent;

(3)	the Custodian;

(4)	the Adviser; and

(5)	the Administrator.

Item 33. Management Services

Not Applicable.

Item 34. Undertakings

We hereby undertake:

1) Not applicable.

2) Not applicable.

3)

a. to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement

i. to include any prospectus required by Section 10(a)(3) of the Securities Act;

ii. to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

iii. to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

provided, however, that paragraphs (1), (2) and (3) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by us pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b), or other applicable SEC rule under the Securities Act, that is part of the registration statement;

b. that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment will be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time will be deemed to be the initial bona fide offering thereof;

c. to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

d. that, for the purpose of determining liability under the Securities Act to any purchaser,

i. if the Registrant is subject to Rule 430B under the 1933 Act:

1. each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

2. each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (x), or (xi) under the Securities Act for the purpose of providing the information required by Section 10 (a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

ii. if the Registrant is subject to Rule 430C: each prospectus filed pursuant to Rule 424(b) under the Securities Act as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use; and

e. that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities. The undersigned Registrant undertakes that in an offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

i. any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 The underwriting agreement contains a provision whereby the Registrant indemnifies the underwriter or controlling persons of the underwriter against such liabilities and a director, officer or controlling person of the Registrant is such an underwriter or controlling person thereof or a member of any firm which is such an underwriter; and

ii. free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

iii. the portion of any advertisement pursuant to Rule 482 under the Securities Act 17 relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

iv. any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

4) If the Registrant is filing a registration statement permitted by Rule 430A under the Securities Act, an undertaking that:

a. for the purpose of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant under Rule 424(b)(1) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

b. for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

5) Not applicable.

6) Request for acceleration of effective date or filing of registration statement becoming effective upon filing. Include the following if acceleration is requested of the effective date of the registration statement pursuant to Rule 461 under the Securities Act, or if a registration statement filed pursuant to General Instruction A.2 of this Form N-2 will become effective upon filing with the Securities and Exchange Commission pursuant to Rule 462(e) or (f) under the Securities Act, and:

a. Any provision or arrangement exists whereby the Registrant may indemnify a director, officer or controlling person of the Registrant against liabilities arising under the Securities Act, or

b. The underwriting agreement contains a provision whereby the Registrant indemnifies the underwriter or controlling persons of the underwriter against such liabilities and a director, officer or controlling person of the Registrant is such an underwriter or controlling person thereof or a member of any firm which is such an underwriter, and

c. The benefits of such indemnification are not waived by such persons:

i. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

7) An undertaking to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any prospectus or Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), the Registrant has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York on the 2nd day of August 2022.

BLACKSTONE PRIVATE CREDIT FUND

By:	/s/ Brad Marshall
Name:	Brad Marshall
Title:	Chairperson, Chief Executive Officer and Trustee

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacity and on the date indicated.

Signature	Title	Date

/s/ Brad Marshall Brad Marshall	Chairperson, Chief Executive Officer and Trustee (Principal Executive Officer)	August 2, 2022

/s/ Steve Kuppenheimer Steve Kuppenheimer	Chief Financial Officer (Principal Financial Officer)	August 2, 2022

/s/ David Goldberg David Goldberg	Interim Treasurer and Interim Chief Accounting Officer (Principal Accounting Officer)	August 2, 2022

/s/ Michelle Greene* Michelle Greene	Trustee	August 2, 2022

/s/ Robert Bass* Robert Bass	Trustee	August 2, 2022

/s/ James F. Clark* James F. Clark	Trustee	August 2, 2022

/s/ Tracy Collins* Tracy Collins	Trustee	August 2, 2022

/s/ Vicki L. Fuller* Vicki L. Fuller	Trustee	August 2, 2022

/s/ Vikrant Sawhney* Vikrant Sawhney	Trustee	August 2, 2022

*By:	/s/ Brad Marshall
Brad Marshall
As Agent or Attorney-in-Fact

August 2, 2022

The original powers of attorney authorizing Brad Marshall, Steve Kuppenheimer, David Goldberg and Marisa J. Beeney to execute the Registration Statement, and any amendments thereto, for the trustees of the Registrant on whose behalf this Amendment is filed have been executed and filed as exhibits to the Registration Statement.